EXHIBIT 99.1

PNM RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Consolidated Financial Statements of PNM Resources, Inc. (“PNMR”) as of and for the nine months ended September 30, 2011 and for the year ended December 31, 2010 are derived from and should be read in conjunction with the historical consolidated statements and related notes of PNMR.

As previously reported, on September 23, 2011, PNMR entered into an agreement for the sale of FCP Enterprises, Inc. and Subsidiaries, which are indirect wholly-owned subsidiaries of PNMR and comprise the “First Choice” business segment of PNMR, to Direct LP, Inc. for $270.0 million plus the actual amounts of certain components of working capital at the closing date. First Choice is a certified retail electric provider operating in Texas. Closing of the transaction was subject to customary conditions, including an antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act, which was received on October 7, 2011. Closing occurred on November 1, 2011, with PNMR receiving $329.3 million, which includes an estimate of the components of working capital discussed above. Such amount is subject to adjustment based on the actual amounts of the components of working capital at October 31, 2011. In addition, as previously reported, PNMR entered into agreements, which reduced PNMR's ownership in Optim Energy, LLC (“Optim Energy”) from 50% to 1% on September 23, 2011.

The Unaudited Pro Forma Condensed Consolidated Balance Sheet for PNMR as of September 30, 2011 reflects the sale of First Choice as if it had occurred September 30, 2011. In addition, the Condensed Consolidated Balance Sheet reflects the use of proceeds from the sale of First Choice to repay short-term debt, including that incurred for the purchase of PNMR's outstanding Convertible Preferred Stock, Series A , as well as the October 6, 2011 sale of senior unsecured notes by Public Service Company of New Mexico, a wholly owned subsidiary of PNMR. The reduction in PNMR's ownership in Optim Energy had no impact on the Unaudited Pro Forma Condensed Consolidated Balance Sheet of PNMR as of September 30, 2011 due to PNMR fully impairing its investment in Optim Energy as of December 31, 2010.

The Unaudited Pro Forma Condensed Consolidated Statements of Earnings of PNMR for the nine months ended September 30, 2011 and the year ended December 31, 2010 reflect the sale of First Choice and the reduction in ownership in Optim Energy, as if both transactions had occurred as of January 1, 2010.

The Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared based upon currently available information and assumptions that are deemed appropriate by PNMR's management. The pro forma information is for informational purposes only and is not intended to be indicative of the actual consolidated financial position or results of operations that would have been reported had the transaction occurred on the date indicated, nor does the information represent a forecast of the financial results of PNMR for any future period.

PNM RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2011
(Unaudited)

		Pro Forma Adjustments
	PNMR Historical	First Choice		Other		Pro Forma
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$22,298	$342,986	B	$(73,475)	D
				(289,000)	F
				158,331	E	$161,140
Accounts receivable, net of uncollectible accounts	107,637	—		—		107,637
Unbilled revenues	47,793	—		—		47,793
Other receivables	46,955	—		—		46,955
Materials, supplies, and fuel stock	53,092	—		—		53,092
Regulatory assets	28,693	—		—		28,693
Commodity derivative instruments	3,716	—		—		3,716
Income taxes receivable	99,506	—		—		99,506
Current portion of accumulated deferred income taxes	886	—		—		886
Current assets of business unit held for sale	166,119	(166,119)	A	—		—
Other current assets	49,043	—		—		49,043
Total current assets	625,738	176,867		(204,144)		598,461
Other Property and Investments:
Investment in PVNGS lessor notes	79,390	—		—		79,390
Investments held by NDT	157,001	—		—		157,001
Other investments	14,639	—		—		14,639
Non-utility property, net of accumulated depreciation	5,139	—		—		5,139
Total other property and investments	256,169	—		—		256,169
Utility Plant:
Plant in service and plant held for future use	4,998,685	—		—		4,998,685
Less accumulated depreciation and amortization	1,686,971	—		—		1,686,971
	3,311,714	—		—		3,311,714
Construction work in progress	159,918	—		—		159,918
Nuclear fuel, net of accumulated amortization	78,218	—		—		78,218
Net utility plant	3,549,850	—		—		3,549,850
Deferred Charges and Other Assets:
Regulatory assets	475,937	—		—		475,937
Goodwill	278,297	—		—		278,297
Other intangible assets, net of accumulated amortization	—	—		—		—
Commodity derivative instruments	247	—		—		247
Non-current assets of business unit held for sale	101,059	(101,059)	A	—		—
Other deferred charges	85,343	—		1,440	E	86,783
Total deferred charges and other assets	940,883	(101,059)		1,440		841,264
	$5,372,640	$75,808		$(202,704)		$5,245,744

PNM RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2011
(Unaudited)

		Pro Forma Adjustments
	PNMR Historical	First Choice		Other		Pro Forma
	(in thousands, except for share information)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term debt	$289,000	$—		$(289,000)	F	$—
Current installments of long-term debt	2,252	—		—		2,252
Accounts payable	71,949	10,750	C	—		82,699
Accrued interest and taxes	82,636	—		—		82,636
Regulatory liabilities	429	—		—		429
Commodity derivative instruments	1,746	—		—		1,746
Dividends declared	10,966	—		—		10,966
Liability for purchase of Series A Preferred Stock	73,475	—		(73,475)	D	—
Current liabilities of business unit held for sale	103,915	(103,915)	A	—		—
Other current liabilities	76,281	—		—		76,281
Total current liabilities	712,649	(93,165)		(362,475)		257,009
Long-term Debt	1,564,077	—		159,771	E	1,723,848

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	582,485	81,846	C	—		664,331
Accumulated deferred investment tax credits	16,350	—		—		16,350
Regulatory liabilities	363,087	—		—		363,087
Asset retirement obligations	77,290	—		—		77,290
Accrued pension liability and postretirement benefit cost	227,401	—		—		227,401
Commodity derivative instruments	1,913	—		—		1,913
Non-current liabilities of business unit held for sale	17,596	(17,596)	A	—		—
Other deferred credits	123,054	—		—		123,054
Total deferred credits and other liabilities	1,409,176	64,250		—		1,473,426
Total liabilities	3,685,902	(28,915)		(202,704)		3,454,283
Cumulative Preferred Stock of Subsidiary
without mandatory redemption requirements	11,529	—		—		11,529
Equity:
PNMR Convertible Preferred Stock Series A	—	—		—		—
PNMR common stockholders' equity:
Common stock outstanding (no par value, 120,000,000 shares authorized; issued and outstanding 86,673,174)	1,318,539	—		—		1,318,539
Accumulated other comprehensive income (loss), net of income taxes	(72,913)	—		—		(72,913)
Retained earnings	345,614	104,723	C	—		450,337
Total PNMR common stockholders' equity	1,591,240	104,723		—		1,695,963
Non-controlling interest in Valencia	83,969	—		—		83,969
Total equity	1,675,209	104,723		—		1,779,932
	$5,372,640	$75,808		$(202,704)		$5,245,744

PNM RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(Unaudited)

		Pro Forma Adjustments
	PNMR Historical	First Choice		Other		Pro Forma
	(In thousands, except per share amounts)

Electric Operating Revenues	$1,352,747	$(405,485)	A	$30,608	M	$977,870
Operating Expenses:
Cost of energy	582,814	(303,285)	A	30,608	M	310,137
Administrative and general	197,016	(66,850)	A	5,016	K
				3,797	J	138,979
Energy production costs	135,510	—		—		135,510
Regulatory disallowances	21,402	—		—		21,402
Depreciation and amortization	119,115	(987)	A	—		118,128
Transmission and distribution costs	52,962	—		—		52,962
Taxes other than income taxes	50,564	(843)	A	—		49,721
Total operating expenses	1,159,383	(371,965)		39,421		826,839
Operating income	193,364	(33,520)		(8,813)		151,031
Other Income and Deductions:
Interest income	12,010	(63)	A	—		11,947
Gains (losses) on investments held by NDT	7,688	—		—		7,688
Other income	3,559	(1)	A	(53)	J	3,505
Equity in net earnings (loss) of Optim Energy	—	—		—		—
Other deductions	(11,638)	495	A	—		(11,143)
Net other income (deductions)	11,619	431	A	(53)		11,997
Interest charges	92,251	(535)		(4,642)	F
				6,551	E	93,625
Earnings before Income Taxes	112,732	(32,554)		(10,775)		69,403
Income taxes	37,206	(11,833)	A	1,838	F
				(2,593)	E
				(1,986)	K
				(1,524)	J	21,108
Net Earnings	75,526	(20,721)		(6,510)		48,295
(Earnings) Attributable to Valencia Non-controlling interest	(10,764)	—		—		(10,764)
Preferred Stock Dividend Requirements of Subsidiary	(396)	—		—		(396)
Net Earnings Attributable to PNMR	$64,366	$(20,721)		$(6,510)		$37,135

Net Earnings Attributable to PNMR per Common Share:
Basic	$0.70					$0.43
Diluted	$0.70					$0.43

Number of Shares Used in Calculating Earnings per Share
Basic	91,465			(4,638)	D	86,827
Diluted	91,981			(4,638)	D	87,343

PNM RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Unaudited)

		Pro Forma Adjustments
	PNMR Historical	First Choice		Optim Energy		Other		Pro Forma
	(In thousands, except per share amounts)

Electric Operating Revenues	$1,673,517	$(483,203)	A	$—		$39,084	M	$1,229,398
Operating Expenses:
Cost of energy	700,727	(350,476)	A	—		39,084	M	389,335
Administrative and general	264,556	(90,873)	A	—		6,211	K
		—		—		5,923	J	185,817
Energy production costs	195,919	—		—		—		195,919
Depreciation and amortization	151,704	(864)	A	—		—		150,840
Transmission and distribution costs	63,421	—		—		—		63,421
Taxes other than income taxes	57,738	(1,204)	A	—		—		56,534
Total operating expenses	1,434,065	(443,417)		—		51,218		1,041,866
Operating income	239,452	(39,786)		—		(12,134)		187,532
Other Income and Deductions:
Interest income	18,896	(18)	A	—		—		18,878
Gains (losses) on investments held by NDT	4,868	—		—		—		4,868
Other income	14,837	—		—		(95)	J	14,742
Equity in net earnings (loss) of Optim Energy	(15,223)	—		15,223	G	—		—
Impairment of equity investment in Optim Energy	(188,176)	—		184,263	H	—		(3,913)
Other deductions	(12,660)	411	A	—		—		(12,249)
Net other income (deductions)	(177,458)	393		199,486		(95)		22,326
Interest charges	125,373	(1,268)	A	—		(5,353)	F
				—		8,734	E	127,486
Earnings (Loss) before Income Taxes	(63,379)	(38,125)		199,486		(15,610)		82,372
Income taxes (Benefit)	(32,255)	(14,064)	A	78,977	I	2,119	F
						(3,458)	E
						(2,459)	K
						(2,383)	J	26,477
Net Earnings	(31,124)	(24,061)		120,509		(9,429)		55,895
(Earnings) Attributable to Valencia Non-controlling interest	(13,563)	—		—		—		(13,563)
Preferred Stock Dividend Requirements of Subsidiary	(528)	—		—		—		(528)
Net Earnings Attributable to PNMR	$(45,215)	$(24,061)		$120,509		$(9,429)		$41,804

Net Earnings Attributable to PNMR per Common Share:
Basic	$(0.49)							$0.48
Diluted	$(0.49)							$0.48

Number of Shares Used in Calculating Earnings per Share
Basic	91,557					(4,778)	D	86,779
Diluted	91,557					(4,778)	D
						263	L	87,042

PNM RESOURCES, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Unaudited)

(1)	PNMR Basis of Presentation

Historical information for PNMR Resources, Inc. (“PNMR”) as of and for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been derived from PNMR's historical financial statements.

(2)	Sale of FCP Enterprises, Inc. and Subsidiaries to Direct LP, Inc.

As previously reported, on September 23, 2011 PNMR entered into an agreement for the sale of FCP Enterprises, Inc. and Subsidiaries, which are indirect wholly-owned subsidiaries of PNMR and comprise the “First Choice” business segment of PNM to Direct LP, Inc. for $270.0 million, subject to adjustment to reflect the actual amounts of certain components of working capital at closing, pursuant to a Stock Purchase Agreement dated September 23, 2011. Closing occurred on November 1, 2011, with PNMR receiving $329.3 million, which includes an estimate of the components of working capital at closing. Such amount is subject to adjustment based on the actual amounts of the components of working capital at October 31, 2011.
PNMR expects to use the net proceeds from the sale of First Choice to repurchase, depending on market conditions, certain of PNMR's outstanding debt and equity and for other corporate purposes, including the repayment of short-term debt. The PNMR Board of Directors has approved the repurchase of up to $75 million of PNMR's long-term debt and equity repurchases of up to $230 million. As discussed in 4 D. below, on September 23, 2011, PNMR entered into an agreement to purchase all of its outstanding Convertible Preferred Stock, Series A. The affects of the purchase of preferred stock is reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements. The amount and timing of additional purchases will depend on a number of factors, including the price and availability of PNMR debt and shares, trading volume, and general market conditions.
On October 24, 2011, PNMR commenced a cash tender offer to purchase up to $50.0 million aggregate principal amount of its outstanding 9.25% Senior Unsecured Notes, Series A, due 2015. The price PNMR is offering to pay for the notes is their principal amount plus a premium of up to 17%, depending on when the notes are tendered, plus accrued and unpaid interest. The tender offer is scheduled to expire on November 21, 2011. Since the results of the tender offer are not known, the affects of it are not reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements. If successfully completed, the tender offer would result in a decrease in cash, a decrease in deferred charges for the removal of deferred debt acquisition costs, decreases in long-term debt and accrued interest payable, a decrease in deferred income taxes, and a decrease in retained earnings, as well as decreases in interest expense and related income tax impacts.
PNMR is also considering various alternatives related to the repurchase of currently outstanding shares of common stock. Because no agreements have been reached regarding any such repurchase, the affects of it are not reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements. If successfully completed, the common stock repurchase would result in decreases in cash and common stockholders' equity, as well as reducing the average number of common shares used to compute earnings per share.

PNMR has reflected the sale of First Choice in the pro forma condensed consolidated financial statements by (1) removing the historical First Choice amounts from the Condensed Consolidated Balance Sheet as of September 30, 2011 and the Condensed Consolidated Statement of Earnings for the nine months ended September 30, 2011 and the year ended December 31, 2010; (2) reflecting receipt of the proceeds from the sale of First Choice and the use of such proceeds to the extent known; (3) increased general and administrative expenses to reflect the pro forma elimination of billings to First Choice for services provided by PNMR to First Choice pursuant to a services agreement; and (4) adjusting for income tax effects of the previous items.

(3)	Reduction in Ownership of Optim Energy

As previously reported, in January 2007, PNMR and ECJV Holdings, LLC (“ECJV”), a wholly owned subsidiary of Cascade Investment, L.L.C., created EnergyCo, LLC (“EnergyCo”), which name was later changed to Optim Energy, LLC (“Optim Energy”). PNMR and ECJV each had a 50% ownership interest in Optim Energy, a limited liability company. On September 23, 2011, PNMR and ECJV entered into an agreement that reduced PNMR's ownership in Optim Energy from 50% to 1%. PNMR performed an impairment analysis of its investment in Optim Energy at December 31, 2010, determined its investment was fully impaired, and reduced the carrying value of its investment to zero as of December 31, 2010. In accordance with generally accepted accounting principles, PNMR has not recorded losses (or income) associated with its investment in Optim Energy in 2011. PNMR has reflected the reduction in ownership in the pro forma condensed consolidated financial statements by (1) removing PNMR's share of the losses of Optim Energy recorded under the equity method of accounting during the year ended December 31, 2010; (2) adjusting the impairment charge that was recorded during the year ended December 31, 2010 to reflect the impairment that would have been recorded if the reduction in ownership had occurred as of January 1, 2010; (3) increasing general and administrative expenses to reflect the pro forma elimination of billings to Optim Energy for services provided by PNMR to Optim Energy pursuant to a services agreement; and (4) adjusting for income tax effects of the previous items. Due to PNMR fully impairing its investment in Optim Energy as of December 31, 2010, the reduction in ownership had no impact on PNMR's Condensed Consolidated Balance Sheet as of September 30, 2011 or the Condensed Consolidated Statement of Earnings for the nine months ended September 30, 2011.

(4)	Pro Forma Adjustments

Following are brief descriptions of the pro forma adjustments to the Condensed Consolidated Financial Statements to reflect the sale of First Choice and to reflect the reduction in PNMR's ownership in Optim Energy. The Pro Forma Condensed Consolidated Balance Sheet reflects the transactions as if they had occurred at September 30, 2011; and the Pro Forma Condensed Consolidated Statements of Earnings reflects the transactions as if they had occurred immediately prior to January 1, 2010.

A.	Removes First Choice balances from the PNMR historical balances as of and for the nine months ended September 30, 2011 and for the year ended December 31, 2010.

B.
Reflects the proceeds from the sale of First Choice as if closing had occurred as of September 30, 2011, based on the sales price of $270.0 million and the September 30, 2011 amounts of the components of working capital included in the pricing methodology.

C.	Reflects the gain on the sale of First Choice, including estimated transaction costs, and related income tax impacts.

D.
On September 23, 2011, PNMR entered into an agreement to purchase all of its outstanding Convertible Preferred Stock, Series A, which was reflected as a current liability of $73.5 million at September 30, 2011. Such liability was paid on October 5, 2011, through a borrowing under PNMR's revolving credit facility. The borrowing was repaid on November 1, 2011 with a portion of the proceeds from the sale of First Choice. The purchase of the preferred stock is reflected as reductions of cash and the liability for the purchase of preferred stock. The purchase of the preferred stock also resulted in a reduction in the number of shares used to calculate earnings per share of 4,637,985 shares for the nine months ended September 30, 2011 and of 4,778,000 shares for the year ended December 31, 2010.

E.
On October 6, 2011, PNM completed the offering of $160.0 million of its senior unsecured notes. The notes were sold at 99.857% of face value and bear interest at an effective rate of 5.369%. This transaction is reflected as an increase in cash, an increase in deferred charges for the expenses of the offering, and an increase in long-term debt, as well as increases in interest expense and related income tax impacts.

F.
With the proceeds received from the sale of First Choice, PNMR paid all outstanding borrowings under its revolving credit facility. PNMR also loaned Public Service Company of New Mexico (“PNM”), a wholly owned subsidiary of PNMR, $63.8 million that PNM used, together with other available cash, to pay all outstanding borrowings under its revolving credit facility. These transactions, including the cash proceeds from the note offering described in E above, are reflected as reductions of $289.0 million in cash and short-term debt at September 30, 2011, as well as reductions in interest expense and related income tax impacts.

G.
Reflects the removal of PNMR's share of losses of Optim Energy recorded under the equity method of accounting for the year ended December 31, 2010. PNMR recorded no losses related to Optim Energy in the nine months ended September 30, 2011 since PNMR fully impaired its investment in Optim Energy at December 31, 2010.

H.
Reflects adjusting the impairment loss related to PNMR's investment in Optim Energy recognized in the year ended December 31, 2010. If the reduction in PNMR's ownership of Optim Energy had occurred as of January 1, 2010, PNMR's carrying value of Optim Energy would have been $3.9 million. Accordingly, the amount of the impairment reflected in the year ended December 31, 2010 would have been the adjusted carrying value of $3.9 million.

I.
Reflects the income tax impact of the removal of the equity losses of Optim Energy and the adjustment of the impairment loss related to PNMR's investment in Optim Energy for the year-ended December 31, 2010.

J.	Reflects additional general and administrative expenses due to the elimination of billings to Optim Energy for services provided by PNMR to Optim Energy pursuant to a services agreement and related income tax impacts.

K.
Reflects additional general and administrative expenses due to the elimination of billings to First Choice for services provided by PNMR to First Choice pursuant to a services agreement and related income tax impacts.

L.
Reflects the number of dilutive common stock equivalents for the year ended December 31, 2010 attributable to stock option and restricted stock awards. These equivalents were not included in the historical number since they were anti-dilutive due to the historical loss for the year.

M.
Reflects the reversal of the elimination, made in the historical Consolidated Statements of Earnings of PNMR, of intercompany revenue received by Texas-New Mexico Power Company, a wholly owned subsidiary of PNMR, from First Choice.